SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No.4)

                               NOVOSTE CORPORATION
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                                (Name of Issuer)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)
                                    67010C100
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            SCHULTE, ROTH & ZABEL LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 19, 2004
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                               (page 1 of 5 pages)

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CUSIP No. 67010C100                              13D/A      Page 2 of 5 Pages
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==============================================================================
     1  NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                           JANA PARTNERS LLC
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     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|

                                                             (b) |_|
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     3  SEC USE ONLY
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     4  SOURCE OF FUNDS
                                        WC
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     5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                            |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                                DELAWARE
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,327,698
  OWNED BY
    EACH
 REPORTING
PERSON WITH    ---------------------------------------------------------------
                   8      SHARED VOTING POWER
                                   -0-
               ---------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                               1,327,698
               ---------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                   -0-
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               1,327,698
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     12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                         |_|
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 8.13%
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     14  TYPE OF REPORTING PERSON
                             IA
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CUSIP No. 67010C100                       13D/A             Page 3 of 5 Pages
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The following constitutes Amendment #4 to the Schedule 13D filed by the undersigned (the "Schedule 13D").


Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

The aggregate purchase price of the 1,327,698 Shares of Common Stock owned beneficially by JANA Partners LLC is $5,346,769. Such Shares of Common Stock were acquired with investment funds in accounts under management.


Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

(a) The aggregate percentage of Shares of Common Stock reported owned beneficially by the Reporting Person is based upon 16,334,705 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

As of the close of business on October 19, 2004, JANA Partners
LLC beneficially owned 1,327,698 Shares of Common Stock, constituting approximately 8.13% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive powers with respect to the Shares reported herein, which powers are exercised by the Principals. All of such Shares were acquired in open-market transactions.

(c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Person.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

(e) Not applicable.



Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                                 None.

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CUSIP No. 67010C100                       13D/A             Page 4 of 5 Pages
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                                   SIGNATURES


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   October 27, 2004                          JANA PARTNERS LLC


                                           By:  /s/ Barry S. Rosenstein
                                                    -------------------
                                                    Barry S. Rosenstein
                                                    Managing Partner



                                          By:  /s/  Gary Claar
                                                    -------------------
                                                     Gary Claar
                                                     Managing Director

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CUSIP No. 67010C100                       13D/A             Page 5 of 5 Pages
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                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
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 Shares of Common Stock           Price Per                 Date of
       Purchased (Sold)            Share($)             Purchase (Sale)
       -----------                ---------             --------------

                                JANA PARTNERS LLC
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      803,222                        1.45                   10/19/04